Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "RIVER GLEN COCKTAILS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2023, AT 12:57 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7442338 8100
SR# 20231807096

Authentication: 203278272
Date: 05-04-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:57 PM 05/04/2023
FILED 12:57 PM 05/04/2023
SR 20231807096 - File Number 7442338

CERTIFICATE OF INCORPORATION OF RIVER GLEN COCKTAILS, INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

1. The name of the corporation is **RIVER GLEN COCKTAILS, INC**. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801 – County of New Castle. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 10,000,000 shares of capital stock, consisting of:

(a) 8,500,000 shares of common stock, $0.001 par value per share (“**Common Stock**”), (i) of which 7,500,000 are designated as Class A Common Stock (“**Class A Common Stock**”) and (ii) 1,000,000 are designated as Class B Common Stock (“**Class B Common Stock**”) and

(b) 1,500,000 shares of preferred stock, $0.001 par value per share (“**Preferred Stock**”).

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A) *Common Stock - Generally.* The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class B Common Stock are identical with those of the Class A Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Class A Common Stock and Class B Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(B) *Class A Common Stock.* Except as otherwise required by law or this Certificate of Incorporation (the "**Certificate of Incorporation**"), the holders of the Class A Common Stock shall possess exclusively all voting power, and each holder of Class A Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(C)   *Class B Common Stock.* Except as otherwise required by law, shares of Class B Common Stock shall be non-voting; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

(D)   *Preferred Stock.* The board of directors is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

5.   The name and mailing address of the incorporator(s) of the Corporation are:

Name	Mailing Address
Brendan Feeley	14545 S. Military Trail J190 Delray Beach, FL 33484

6.   Unless and except to the extent that the by-laws of the Corporation (the **"By-Laws"**) shall so require, the election of directors of the Corporation need not be by written ballot. The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

7.   To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Paragraph 7 to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation, as applicable, shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

No amendment to, modification of, or repeal of this Paragraph 7 shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, modification or repeal.

8.   The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. The Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

The Corporation may pay the expenses (including attorneys' fees) incurred by a Covered Person, in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Paragraph 8 or otherwise.

If a claim for indemnification or advancement of expenses under this Paragraph 8 is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

The rights conferred on any person by this Paragraph 8 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws of the Corporation, agreement, vote of stockholders or disinterested directors or otherwise.

Any repeal or modification of the foregoing provisions of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Covered Person and such person's heirs, executors and administrators.

9.   In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws or adopt new By-Laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

10.   The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11.   Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the DGCL.

12.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the By-Laws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Paragraph 12.

13.   The Corporation hereby renounces pursuant to Section 122(17) of the DGCL any interest or expectancy in, or being offered an opportunity to participate in, any business opportunity or classes or categories of business opportunities that are presented to any of the Corporation's non-employee directors or any of their affiliates (together, an **"Identified Person"**) which may be a corporate opportunity for such Identified Person and the Corporation or any of its affiliates. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its affiliates, such Identified Person shall, to the fullest extent permitted by the DGCL, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its affiliates and, to the fullest extent permitted by the DGCL, shall

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not be liable to the Company, its affiliates or its stockholders for breach of any fiduciary duty as a stockholder or director of the Company solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not present such corporate opportunity to the Corporation or its affiliates. Notwithstanding the foregoing, the Corporation does not renounce its interest or expectancy in any corporate opportunity offered to any Identified Person if such opportunity is expressly offered to such Identified Person solely in his or her capacity as a director of the Corporation, and the foregoing provisions of this Paragraph 13 shall not apply to any such corporate opportunity.

I, the undersigned, being the Incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this _____ day of May, 2023.

Incorporator:

By_/s/ Brendan Feeley_____,
        BRENDAN FEELEY